Trio Petroleum Corp.

4115 Blackhawk Plaza Circle, Suite 100

Danville, California 94506

July 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Trio Petroleum Corp.
Registration Statement on Form S-1
Initially Filed June 14, 2023
File No. 333-272638

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trio Petroleum Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:00 p.m. ET on Thursday, July 6, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Frank C. Ingriselli
Frank C. Ingriselli, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP